MEDICAL STAFFING SOLUTIONS, INC.
8150 Leesburg Pike, Suite 1200
Vienna, VA 22182

August 7, 2007

Re:	Form SB-2
Filed June 2, 2006
Commission file No. 333-131362

Ladies and Gentlemen:

The Board of Directors of Medical Staffing Solutions, Inc. hereby withdraws the above registration statement. It has been determined that pursuing the effectiveness of the registration statement is not in the best interests of the company at this time.

No securities have been sold in connection with this offering. The company is currently working out a plan of reorganization, and the proposed sale of securities will not fit into its plan when it is proposed soon.

Thank you for your cooperation in this matter.

Yours sincerely,

Brajnandan B. Sahay
Chief Executive Officer
Principal Financial Officer